UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Par value 10 pesos per share (the “Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen

Cerrito 740, 1o Piso

(C1010AAP) Buenos Aires

Argentina

Attn: Mr. Mauro R. Dacomo

+54 11 55 55 01 03

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Andrés de la Cruz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

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(Continued on the following pages)

1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Petersen Energía, S.A.

Petersen Energía Pty Ltd.

Enrique Eskenazi

Sebastián Eskenazi

Matías Eskenazi Storey

Ezequiel Eskenazi Storey

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 393,313 Class D Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 393,313 Class D Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,313 Class D Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of the total Class D Shares outstanding. (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 393,313 Class D Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 393,313 Class D Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,313 Class D Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of the total Class D Shares outstanding. (See Item 5)
14	TYPE OF REPORTING PERSON HC

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This Amendment No. 3 (the “Third Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008 with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share. Capitalized terms used but not otherwise defined in this Third Amendment have the meaning ascribed to such terms in the Schedule 13D.

Items 3, 4 and 6 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3.	Source and Amount of Funds or Other Consideration.

The description contained herein supplements Item 3 in the Schedule 13D and should be read in connection therewith.

Under the First Option Agreement, Repsol undertook to finance, if PEISA (as defined hereinafter) so requested it at the moment of exercising the First Option, up to a maximum of 48% of the exercise price that PEISA shall have to pay Repsol as a result of the exercise of the Option.

In the Letter Exercising the First Option (as defined hereinafter), PEISA requested Repsol to finance 48% of the exercise price. In addition, PEISA disclosed that Repsol, PEISA, and Banco Santander S.A. (“Banco Santander”) are negotiating an agreement for the financing of 100% of the exercise price.

Item 4.	Purpose of the Transaction.

(a) The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith.

On May 5, 2008, the Eskenazi Family requested Repsol’s written consent to assign its rights and obligations under the First Option, as prescribed under the First Option Agreement.

On May 6, 2008, Repsol consented in writing to such assignment.

On May 7, 2008, the Eskenazi Family assigned all of its rights and obligations under the First Option in favor of Petersen Energía Inversora, S.A. (“PEISA”), a corporation ( sociedad anónima ) organized under the laws of the Kingdom of Spain and a direct wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH (“PEIH”), a limited liability company ( GmbH ) organized under the laws of the Republic of Austria. Both PEIH and PEISA are direct and indirect wholly-owned subsidiaries of the Eskenazi Family, respectively. On that same date, the Eskenazi Family and PEISA notified Repsol of such assignment.

On May 20, 2008 PEISA exercised the First Option by means of a written notification to Repsol pursuant to the First Option Agreement (the “Letter Exercising the First Option”, a copy of which is included in Exhibit 99.20 hereto).

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On May 20, 2008 PEISA informed YPF that it had exercised the First Option, thereby complying with the By-laws and the regulations of the Comisión Nacional de Valores (the “Regulations” and the “Argentine Securities Commission” or “CNV”, respectively).

Upon PEISA acquiring Class D Shares pursuant to the First Option, the total interest in YPF collectively held and controlled by the Eskenazi Family (directly or through any of its affiliates) will be equal to 15% of the outstanding capital stock of YPF.

The By-laws require any person acquiring directly or indirectly 15% or more of the outstanding share capital of YPF to satisfy a series of conditions, which include the requirement that such person make the Offers in Argentina and in the United States to all holders of Shares and/or ADSs and securities convertible into Shares in compliance with the terms and conditions set forth in the By-laws and the Regulations.

Accordingly, the Eskenazi Family (through PEISA) must conduct the Offers to comply with the requirement of the By-laws.

Repsol has agreed under the First Option Agreement not to tender its Class D Shares and/or ADSs into the Offers.

Pursuant to the First Option Agreement and the Letter Exercising the First Option, as PEISA must make the Offers, the consummation of the transfer of the Class D Shares, including the payment of the exercise price, pursuant to the First Option shall take place within the period of Thirty (30) days after the date on which the Offers have been completed.

A copy of the Letter Exercising the First Option is included as Exhibit 99.20 hereto and is incorporated herein by reference. Any description of the Letter Exercising the First Option contained herein is qualified in its entirety by reference to the document attached as Exhibits 99.20 hereto.

Item 6.	Contracts, Arrangements, Understandings, Relationships With Respect to Securities of the Issuer.

The description contained herein supplements Item 6 in the Schedule 13D and should be read in connection therewith.

On May 20, 2008 PEISA exercised the First Option by means of the Letter Exercising the First Option. Upon PEISA acquiring Class D Shares pursuant to the First Option, the total interest in YPF collectively held and controlled by the Eskenazi Family (directly or through any of its affiliates) will be equal to 15% of the outstanding capital stock of YPF.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20	Letter Exercising the First Option, dated May 20, 2008
99.21	Power of Attorney – Petersen Energía Inversora, S.A.
99.22	Power of Attorney – Petersen Energía Inversora Holding GmbH
99.23	Amended Joint Filing Agreement

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* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi	By: /s/ Mauro Renato José Dacomo
Mauro Renato José Dacomo
Sebastián Eskenazi	Attorney-in-Fact
May 21, 2008
Matías Eskenazi Storey

Ezequiel Eskenazi Storey

PETERSEN ENERGIA PTY LTD.

By: Matías Eskenazi Storey
Title: Director

By: Claudio Cánepa
Title: Director

PETERSEN ENERGIA S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Consejero

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By: Ignacio Cruz Morán
Title: Consejero

PETERSEN ENERGIA INVERSORA HOLDING GMBH

By: Mauro Renato José Dacomo
Title: Managing Director

By: Ignacio Cruz Morán
Title: Managing Director

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SCHEDULE I

PETERSEN ENERGIA INVERSORA, S.A.

Velázquez 9, 1° Planta, 28001, Madrid, Spain

All of the individuals listed below are citizens of Argentina.

Name and Position	Principal Occupation
Directors
Enrique Eskenazi – Director & President

Co-Chief Executive Officer, Marviol SRL; President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía S.A. (Spain), Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; Vice president of Mantenimientos y Servicios S.A. and Santa Sylvia S.A.; Member of the board of directors of Petersen Thiele Y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A.

Sebastián Eskenazi – Director & Co-Chief Executive Officer

Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía S.A. (Spain); President of Arroyo Lindo S.A. and Red Link S.A.; Vice president of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele Y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Banco de San Juan S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Mauro Renato José Dacomo – Director and Secretary

Partner of ABD Law Firm; President of Inwell S.A. and Los Boulevares S.A.; General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A.; and member of the board of directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A.,

Ignacio Cruz Morán – Director

Alternate member of the board of directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., and Red Link S.A.; and member of the board of directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A. and ACH SA.

Executive Officers

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Matías Eskenazi Storey – Co-Chief Executive Officer

Chief Executive Officer of Administradora San Juan S.R.L.; Co-Chief Executive Officer of Petersen Energía S.A. (Spain); President of Estacionamientos Buenos Aires S.A.; Vice president of Comercial Latino S.A. and Banco de Santa Cruz S.A.; alternate member of the board of directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Llink S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A, Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina)

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PETERSEN ENERGIA INVERSORA HOLDING GmbH

Teinfaltstrasse 8/4, 1010 Vienna, Republic of Austria

All of the individuals listed below are citizens of Argentina.

Name and Position	Principal Occupation
Managing Directors
Matías Eskenazi Storey

Chief Executive Officer of Administradora San Juan S.R.L.; Co-Chief Executive Officer of Petersen Energía S.A. (Spain); President of Estacionamientos Buenos Aires S.A.; Vice president of Comercial Latino S.A. and Banco de Santa Cruz S.A.; alternate member of the board of directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Llink S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A, Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina)

Sebastián Eskenazi

Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía S.A. (Spain); President of Arroyo Lindo S.A. and Red Link S.A.; Vice president of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele Y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Banco de San Juan S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Mauro Renato José Dacomo

Partner of ABD Law Firm; President of Inwell S.A. and Los Boulevares S.A.; General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A.; and member of the board of directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A.,

Ignacio Cruz Morán

Alternate member of the board of directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., and Red Link S.A.; and member of the board of directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A. and ACH SA.

Pablo Cristián Bonetto	Inhouse counsel at Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A, Nuevo Banco de Entre Ríos S.A., and Banco de San Juan S.A.

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Leonardo López	Inhouse counsel at Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A, Nuevo Banco de Entre Ríos S.A., and Banco de San Juan S.A.